東京青山・青木・狛法律事務所

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Fax: +81 3 5157 2900
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[redacted]

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File No. 82-34816
January 22, 2008

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Joint Development of New Character with Sanrio Company, Ltd. (Dated January 15, 2007)

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

January 15, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Joint Development of New Character with Sanrio Company, Ltd.

As publicized on April 27, 2007, SEGA SAMMY HOLDINGS INC. (the "Company") and Sanrio Company, Ltd. (Head office: Shinagawa-ku, Tokyo, President and Chief Executive Officer: Shintaro Tsuji; hereinafter "Sanrio") have entered into a comprehensive business alliance to pursue mutual development.

It is hereby notified that as part of such comprehensive business alliance between the Company and Sanrio, SEGATOYS Co., Ltd. (Head office: Taito-ku, Tokyo, President and Representative Director: Isao Kokubun, hereinafter "SEGATOYS"), responsible for the Group's toy business, and Sanrio today publicized their jointly developed new character "Jewelpet".

For details, please refer to the press release of Sanrio and SEGATOYS attached herewith.

This project will have no impact on the operating results of the Company for the current fiscal year.

At the subcommittee for character business instituted by the Company and Sanrio, several projects for joint development of new characters, including "Jewelpet", have been launched. The Company believes that this project, as well as such other joint development projects, will improve business performance of both companies on a medium- and long-term basis.

Attached material: Press release of Sanrio and SEGATOYS "Birth of New Character 'JEWELPET', a Joint Development of SEGATOYS and Sanrio (Japanese Only)"

(Excerpt translation)

<Press release>

January 15, 2008
SEGATOYS Co., Ltd.
Sanrio Company, Ltd.

Birth of New Character "JEWELPET", a Joint Development of SEGATOYS and Sanrio

SEGATOYS Co., Ltd. (Head office: Yanagibashi, Taito-ku, Tokyo, President and Representative Director: Isao Kokubun, hereinafter "SEGATOYS") and Sanrio Company, Ltd. (Head office: Ohsaki, Shinagawa-ku, Tokyo, President and Chief Executive Officer: Shintaro Tsuji, hereinafter "Sanrio") have jointly developed a new character "Jewelpet". This is the first project for collaboration between the SEGA SAMMY Group and Sanrio materialized by their comprehensive business alliance as publicized in April last year.

The purpose of the joint development is to develop characters that may sustain enduring popularity, by integrating Sanrio's strength of character development and license business and SEGATOYS' strength of electronic toy planning and development and marketing capabilities.

The concept of the project is a "multiple character for girls with more multifaceted lifestyles". Nowadays girls' preferences have become more diversified and less stereotyped. We will offer "Jewelpet(s)" as characters with which they may play according to their preferences and in which they may find new values.

The world of "Jewelpet(s)" is a "world of magic where wizard and witch pets feed fantasies."

As the first series of toys featuring "Jewelpet(s)" that SEGATOYS believes will open up the above-mentioned world to the fullest extent, it will launch "house series", comprised of several types of toys, as its core products in July this year. Sanrio will grant licenses for "Jewelpet" characters to manufacturers of apparels, stationery products, fabrics and general merchandise and stuffed toys, among their things and various products are expected to be launched in July this year and thereafter. The second series of toys called "Web-gurumi" series, the first Web-based toys (or Web-toys) for girls in Japan, are scheduled to be launched in October this year.

- END -

≪『ジュエルペット』(Jewelpet)について≫

ジュエルペットとは・・・

- 魔法使いに育てられている、目に様々な宝石を持つ動物たち
- 目の宝石と同じ効果の魔法が使うことができちゃいます
- 魔法使いのもとで立派な魔法使いになるべく、勉学に励む毎日を過ごしています
- 一人前に魔法が使えるようになると、ご主人様からマントが与えられます



Jewelpet
ジュエルペット



1番上左から	オブシディアン♂ （メインクーン）	カイアライト♀ （シャム）	珊瑚♀ （チャトラ）	トルマリン♂ （アメリカンショートヘアー）	ガーネット♀ （ペルシャ）
2列目左から	トパーズ♀ （ヨークシャーテリア）	ペリドット♀ （パピヨン）	ミルキークォーツ♀ （チワワ）	オニキス♂ （フレンチブルドッグ）	クリソコーラ♂ （ミニチュアダックス）
3列目左から	ネフライト♂ （ウェルシュコーギー）	マカライト♂ （ジャックラッセルテリア）	ユークレース♂ （ビーグル）	琥珀♂ （柴犬）	クリソプレーズ♀ （トイプードル）
4列目左から	ムーンストーン♀ （ネザーランドワーフ）	紅玉♀ （日本うさぎ）	アイオライト♂ （ロップイヤー）	チタナイト♂ （シマリス）	サードニクス♂ （フェレット）
5列目左から	フローライト♀ （ひつじ）	アクアマリン♂ （クマノミ）	ターコイズ♂ （リスザル）	シトリン♀ （インコ）	エメラルド♂ （パンダ）
6列目左から	ラピスラズリ♀ （ロシアンブルー）	アレキサンドライト♂ （スコティッシュフォールド）	ダイアモンド♀ （マンチカン）	サファイア♀ （キャバリア・キング・チャールズ・スパニエル）	アメシスト♀ （ジャンガリアンハムスター）
7列目左から	レッドベリル♀ （ミニブタ）	ブラウンクォーツ♂ （ハリネズミ）	オパール♀ （ユニコーン）		

≪セガトイズ商品計画について≫

セガトイズは、『ジュエルペット』シリーズの玩具第一弾としては、ジュエルペットの世界観を最大限に伝えられる"ハウスシリーズ"を展開してまいります。

「光り輝く★魔法のジュエルハウス(仮)」は、まるで自分が魔法をかけているかのように、魔法のステッキをかざすとハウスの中の暖炉やランプに灯りがともったり、部屋の中全体がきらきら宝石のように光るスペシャルなハウスです。

「光り輝く★魔法のジュエルハウス(仮)」の発売に合わせて、女の子達が大好きな"ごっこ遊び"ができるように、ハウスを使って人形を使った遊びが楽しめる『ジュエルペット』のフィギュア「ジュエルペットコレクションフィギュア」を24種類発売します。フィギュアの目は、エメラルドやルビーなど全員違う宝石の色をしているのでコレクション性も高く、お守りとして気に入ったフィギュアを持ち歩いたり、プレゼントなどにも適した商品です。

また、キラキラと光るぬいぐるみ「マジカルパワーぬいぐるみ(仮)」を3種発売いたします。付属の"魔法のステッキ"をぬいぐるみに向かって振ると(ボタンを押して操作)、キラキラとぬいぐるみが光ります。まるで本当に魔法を掛けているような気分が味わえるぬいぐるみです。

<光り輝く★魔法のジュエルハウス(仮)>





発光時(イメージ)

発売日	:	2008年7月5日予定
価格	:	4,725円(4,500円/税抜)
商品サイズ	:	250(幅)×200(高さ)×130(奥行)㎜
メインターゲット	:	6～8才女児
特徴	:	魔法のステッキをかざすと、暖炉に火が灯ったり、ランプに灯りがついたり、鏡に何かが映ったり…。 さらにステッキをかざすとハウスの中全体がキラキラ輝きます♪ 指定の場所に人形を置くと、人形のアクセサリーもキラキラ輝く、不思議な光りの魔法のハウス!
著作権表記	:	著作　株式会社サンリオ ©2008 SANRIO/SEGATOYS.

<ジュエルペットコレクションフィギュア>（全24種類）



発売日　：　2008年7月5日予定
価格　：　714円（680円／税抜）
商品サイズ　：　40（幅）×60（高さ）×30（奥行）mm
メインターゲット　：　6~8才女児
特徴　：　目の色が全員違う、宝石のカラーをモチーフにしたコレクションフィギュア。別売りのハウスに置くと身に付けているアクセサリーがキラキラ輝くの。宝石にはいろんな意味や効果があるので、誕生石や自分にぴったり合った意味のジュエルペットをお守りとして持ち歩いたり、プレゼントにも最適!!
著作権表記　：　著作　株式会社サンリオ

<マジカルパワーぬいぐるみ（仮）>





発売日　：　2008年7月5日予定
価格　：　3,129円（2,980円／税抜）
商品サイズ　：　200（幅）×250（高さ）×200（奥行）mm
メインターゲット　：　6~8才女児
特徴　：　魔法のパワーがやどっている不思議なぬいぐるみ。付属の“魔法のステッキ”をぬいぐるみに向かって振ると（ボタンを押すと）ぬいぐるみがキラキラ光ります。ステッキを振るごとに光り方が変化。本当に魔法をかけているみたいな気分が味わえて、魔法使いになりきれます!!
著作権表記　：　著作　株式会社サンリオ

≪すでに決定しているラインセンス先企業≫

企業名		商品カテゴリー
・株式会社サロンジェ	・・・	布製雑貨
・SHO-BI株式会社	・・・	化粧小物
・ショウワノート株式会社	・・・	文具
・スケーター株式会社	・・・	ランチ用品
・株式会社ナカジマコーポレーション	・・・	ぬいぐるみ
・株式会社バンダイ	・・・	アパレル
・株式会社マルチウ産業	・・・	サンダル
・株式会社セガ	・・・	アミューズメント景品、アミューズメント機器(予定)、ゲーム(予定)
・株式会社サミーネットワークス	・・・	携帯／Web

【株式会社セガトイズ会社概要】

★ 会社名 : 株式会社セガトイズ (英文:SEGA TOYS CO., LTD)
★ 代表者 : 代表取締役社長 國分 功 (こくぶん いさお)
★ 所在地 : 〒111-0052 東京都台東区柳橋 1-4-4 ツイントラスビル
★ 創業 : 1991 年 2 月
★ 資本金 : 1,729 百万円 (2007 年 9 月末時点)
★ 従業員数 : 190 名 (連結、2007 年 9 月末時点)
★ URL : http://www.segatoys.co.jp/

【株式会社サンリオ会社概要】

★ 会社名 : 株式会社サンリオ (英文:Sanrio Company, Ltd.)
★ 代表者 : 代表取締役社長 辻 信太郎 (つじ しんたろう)
★ 所在地 : 〒141-8603 東京都品川区大崎 1-6-1
★ 創業 : 1960 年 8 月
★ 資本金 : 14,999 百万円 (2007 年 3 月末時点)
★ 従業員数 : 807 名 (嘱託、アルバイトを除く。2007 年 3 月末時点)
★ URL : http://www.sanrio.co.jp

END